EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

November 3, 2026

Dear Hamilton Lane Venture Capital and Growth Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Hamilton Lane Venture Capital and Growth Fund (the “Fund”). If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest (including fractions thereof) (“Shares”) valued as of December 31, 2026, please disregard this notice and take no action.

The tender offer period will begin on November 3, 2026 and will end at 11:59 p.m., Eastern Time, on December 3, 2026, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than December 3, 2026. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to Hamilton Lane Venture Capital and Growth Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator; or (iii) email it to AutoAIProcessing@umb.com*; so that it is received before 11:59 p.m., Eastern Time, on December 3, 2026.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (888) 882-8212.

Sincerely,

Hamilton Lane Venture Capital and Growth Fund

*IMPORTANT: This email will not reply to responses, for inquiries related to your Tender Offer please use the phone number above. All emails sent to the automated inbox are auto encrypted; any documents sent with additional encryption or password protected will not be received. Please submit one Tender Offer per email. Supporting documentation may be sent as additional attachments.